# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Steakholder Foods Ltd., CIK 0001828098
CUSIP: 583435201
Title of class of securities: American Depositary Shares, each representing 500 ordinary shares, no par value per share
Address of issuer's principal executive offices: 5 David Fikes St., Rehovot, Israel (L3), 7632805
Date of event which requires filing of this statement: 06/10/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002074274

## Reporting persons
- Gefen Capital Investments, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 124,286; sole dispositive power 0; shared dispositive power 124,286; aggregate amount beneficially owned 124,286 (7.6% of the class)
- David Wiessman: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 124,286; sole dispositive power 0; shared dispositive power 124,286; aggregate amount beneficially owned 124,286 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Steakholder Foods Ltd.
Address of issuer's principal executive offices: 5 David Fikes St., Rehovot, Israel, 7632805

## Item 2. Person Filing
Name of person filing:
Gefen Capital Investments, LP ("Gefen")
David Wiessman

Collectively, the "Reporting Persons"
Address of principal business office or, if none, residence:
Gefen Capital Investments, LP
85 Medinat Hayehudim St.
Herzliya Pituach, Israel 4676670

David Wiessman
85 Medinat Hayehudim St.
Herzliya Pituach, Israel 4676670
Citizenship:
Gefen Capital Investments, LP - Delaware
David Wiessman - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 124,286
Percent of class: 7.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 124,286
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
124,286

The percentage of Shares reported to be beneficially owned by the Reporting Persons is based on information from the Issuer. Mr. Wiessman may be deemed to beneficially own the securities of the Issuer held by Gefen.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gefen Capital Investments, LP: /s/ Limor Ganot, Limor Ganot / Partner (06/23/2025)
- David Wiessman: /s/ David Wiessman, David Wiessman (06/23/2025)